UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

HAGERTY, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

405166109

(CUSIP Number)

Matthew D. Melick

State Farm Mutual Automobile Insurance Company

One State Farm Plaza

Bloomington, IL 61710

(309) 766-1311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No: 405166109	Schedule 13D

1	NAME OF REPORTING PERSONS State Farm Mutual Automobile Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,040,881(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,040,881(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,040,881
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IC

(1)

Includes 4,240,881 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon conversion of 5,302,226 shares of Series A Preferred Stock (as defined in Item 4) that are held directly by the Reporting Person, at the current conversion rate.

(2)

Percentage based on the sum of (i) 85,703,286 shares of Class A Common Stock outstanding as of April 26, 2024 pursuant to the Issuer’s Form 10-Q for the quarterly period ended March 31, 2024, and (ii) 4,240,881 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by the Reporting Person which have been added to the total Class A Common Stock shares outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Issuer’s Series A Preferred Stock or Class V Common Stock held by other parties. Notwithstanding the percentage reported in the Original 13D, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.2% of the voting power of the Issuer.

CUSIP No: 405166109	Schedule 13D

Explanatory Note: This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed by State Farm Mutual Automobile Insurance Company (“State Farm” or “Reporting Person”) on December 10, 2021 (the “Original 13D”), as amended by the Schedule 13D Amendment No. 1 filed by State Farm on February 10, 2023, the Schedule 13D Amendment No. 2 filed by State Farm on March 1, 2023, the Schedule 13D Amendment No. 3 filed by State Farm on June 23, 2023, and the Schedule 13D Amendment No. 4 filed by State Farm on June 5, 2024 (collectively, the “Amended Schedule 13D”) related to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock” and, together with the Class V common stock, par value $0.0001 per share (the “Class V Common Stock”), the “Common Stock”), of Hagerty, Inc., a Delaware corporation (the “Issuer” or “Company”).

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby supplemented as follows:

On June 3, 2024, pursuant to Issuer’s Form S-4 Registration Statement filed on June 3, 2024, which is incorporated herein by reference (the “Offer”), Issuer offered to the holders of certain warrants to purchase shares of Class A Common Stock of the Issuer (including the Warrants (as defined in the Original 13D), the opportunity to receive 0.20 shares of Class A Common Stock per warrant in exchange for each of its outstanding warrants tendered by each holder exchanged pursuant to the Offer.

Concurrently with the Offer, Issuer also solicited consents (“Consent Solicitation”) from holders to amend both the IPO Warrant Agreement (as defined in the Offer) and the Business Combination Warrant Agreement (as defined in the Offer) to permit the Issuer to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the IPO Warrant Agreement, amending the IPO Warrant Agreement required the vote or written consent of holders of both (i) 50% of the Public Warrants (as defined in the Offer) outstanding and (ii) 50% of the Private Placement Warrants (as defined in the Offer) outstanding. Pursuant to the terms of the Business Combination Warrant Agreement, the amendment to the Business Combination Warrant Agreement will require the vote or written consent of holders of 50% of the PIPE Warrants (as defined in the Offer) outstanding.

On June 3, 2024, State Farm agreed to tender its Warrants in the Offer and consented to the amendment to the Business Combination Warrant Agreement pursuant to the Tender and Support Agreement dated June 3, 2024, by and among Hagerty, Inc. and Holders party thereto (the “Tender and Support Agreement”). The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Standard Time on July 2, 2024. Prior to expiration of the Offer, the amendments to the IPO Warrant Agreement and the Business Combination Warrant Agreement received the requisite consent from the applicable holders of warrants. The Company began the settlement and exchange of the applicable warrants, each for 0.2 shares of the Company’s Class A Common Stock, on July 5, 2024.

State Farm tendered its 9,000,000 PIPE Warrants in the Offer and Consent Solicitation in exchange for 1,800,000 shares of Class A Common Stock. No cash or other consideration was exchanged by State Farm. No funds were be borrowed by State Farm. After the exchange of the Warrants by State Farm pursuant to the Offer, the Warrants no longer exist.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is filed as an exhibit to Amendment No. 4 and is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

State Farm agreed to exchange the Warrants pursuant to the Offer for investment purposes and in furtherance of a strategic relationship between State Farm and the Issuer and in recognition of Issuer’s stated purpose for the Offer to attempt to simplify its capital structure and reduce potential dilutive impact of outstanding warrants. State Farm intends to review and evaluate its investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of the Issuer and other developments concerning State Farm and the Issuer, market conditions and other factors that State Farm may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, State Farm may in the future take actions with respect to its investment in the Issuer as it deems appropriate with respect to any or all matters required to be disclosed in this Amended Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby supplemented as follows:

(a) State Farm beneficially owns 56,040,881 shares of Class A Common Stock, inclusive of 4,240,881 shares of Class A Common Stock that State Farm has the right to acquire within 60 days upon conversion of 5,302,226 shares of Series A Preferred Stock that are held directly by State Farm, at the current Conversion Rate. This represents, on an as if exercised basis, approximately 62.3% of the shares of Class A Common Stock outstanding. The percentage is calculated based on the sum of (i) 85,703,286 shares of Class A Common Stock outstanding as of April 24, 2024 pursuant to the Issuer’s Form 10-Q for the quarterly period ended March 31, 2024 and (ii) 4,240,881 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by State Farm which have been added to the total Class A Common Stock shares outstanding for purposes of calculating State Farm’s beneficial ownership percentage in accordance with Rule 13d-3(d)(l)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Issuer’s Series A Preferred Stock or Class V Common Stock held by other parties. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.2% of the voting power of the Issuer.

(b) Sole power to vote: 56,040,881 Sole power to dispose: 56,040,881

(c) Except as described in Item 3 above, State Farm has not transacted in the Class A Common Stock during the past sixty days.

(d) NIA

(e) NIA

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby supplemented as follows:

Exhibit 10 – Issuer’s Form 8-K, Current Report filed on July 3, 2024, which is incorporated herein by reference.

CUSIP No: 405166109	Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2024

STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY

By:	/s/ Mark Schwamberger
Mark Schwamberger, Senior Vice President
Treasurer and Chief Financial Officer